October 27, 2000



AXP Variable Portfolio - Money Market Series, Inc.
200 AXP Financial Center
Minneapolis, MN 55474

Gentlemen:

I have examined the Articles of Incorporation and the By-Laws of AXP Variable Portfolio-Money Market Series, Inc. (the Company) and all necessary certificates, permits, minute books, documents and records of the Company, and the applicable statutes of the State of Minnesota, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,



/s/ Leslie L. Ogg
    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, Minnesota 55402-3268